UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Transition from a Stock Compensation Type Stock Option Plan for Directors and Other Executives

(Share Acquisition Rights) to a Stock Compensation Plan Using a Trust Structure

Tokyo, November 14, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has announced that, at the Compensation Committee’s meeting held today, MUFG resolved to introduce a stock compensation plan using a trust structure (“the Plan”) for directors, corporate executive officers, executive officers, and senior fellows (Outside directors and directors serving as audit committee members are excluded. Hereinafter these eligible directors and other executives are collectively referred to as “Directors, etc.”) of MUFG and four core companies of the MUFG Group (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (These four companies are collectively referred to as the “Core Business Companies.” MUFG and the Core Business Companies are collectively referred to as the “Covered Companies.”)) who hold stock compensation type stock options (share Acquisition rights) (“stock options”) that had been allotted to them in the past, but have not been exercised, so as to implement a transition from a stock option plan to the Plan.

1. Purpose, etc. of the Introduction of the Plan

(1)	On May 16, 2016, MUFG ceased to provide any additional stock options and introduced a performance-based stock compensation plan using a trust structure as a new stock compensation plan for Directors, etc. of the Covered Companies. On the other hand, the Plan will be introduced to implement the waiver of stock options that had previously been allotted to, but have not been exercised by Directors, etc. and a transition to a stock compensation plan using a trust structure and will be managed and operated together with the performance-based stock compensation plan in an integral manner.

(2)	MUFG will introduce the Plan using a structure called a Board Incentive Plan (a “BIP Trust”). A BIP Trust, which is designed based on performance share plans and restricted stock plans in the U.S., is an executive incentive plan under which shares of MUFG acquired by the BIP Trust are granted to the Directors, etc. of the Covered Companies based on, among others, their rank.

(3)	The introduction of the Plan was resolved today by the Compensation Committee which is chaired by an outside director and outside directors constitute a majority of its members.

2. Structure of the BIP Trust

①	The Compensation Committee of MUFG will pass a resolution approving the introduction of the Plan and executive compensation. The general meeting of shareholders of each Core Business Company will pass a resolution approving the introduction of the Plan and executive compensation.

②	The Compensation Committee or the Board of Directors, as applicable, of each Covered Company will establish Share Delivery Rules concerning executive compensation in relation to the implementation of the Plan.

③	Each Core Business Company will contribute money to MUFG within the limit approved by the resolution of the general meeting of shareholders referred to in ① above. MUFG (Settlor) will establish a trust whose beneficiaries are Directors, etc. of the Covered Companies satisfying certain beneficiary requirements, which will grant shares to said Directors, etc. upon their resignation (“Trust”), by entrusting money within the limit approved by the resolution of the Compensation Committee referred to in ① above together with the money contributed by the Core Business Companies to the trust bank (Trustee).

④	The Trustee of the Trust will acquire shares of MUFG in the stock market using the money contributed in ③ above in accordance with the instructions of the Trust Caretaker. Shares of MUFG in the Trusts will be managed in separate accounts for each Covered Company based on the amount of money contributed by each Covered Company.

⑤	Dividends on the shares in the Trust will be paid in the same manner as those on other shares of MUFG.

⑥	The voting rights of shares of MUFG in the Trust will not be exercised during the trust period.

⑦	Following the commencement of the Plan, certain points are awarded to Directors, etc. who have waivered their stock options in accordance with the Share Delivery Rules of each Covered Company. The Directors, etc. who have become beneficiaries will receive the delivery of shares of MUFG in the number corresponding to a certain percentage of these points and the provision of money equivalent to the liquidation value of the shares of MUFG corresponding to the remaining points after they are liquidated within the Trust in accordance with the provisions of the trust agreement. Dividends arising from shares of MUFG will also be distributed to the Directors, etc. who have become beneficiaries based on the number of these points.

⑧	In cases where there are residual shares at the expiration of the trust period, MUFG plans to acquire the residual shares without consideration through a gratis transfer from the Trust and cancel them by a resolution of the Board of Directors.

In cases where there no longer are any shares of MUFG remaining in the Trust during the trust period due to the delivery of shares of MUFG to beneficiaries, the Trust shall be terminated before the expiration of the trust period.

⑨	Any residual property remaining at the termination of the Trust after all required distributions to beneficiaries will be attributable to MUFG within the limit of the trust expense reserve, which is calculated by deducting the funds to acquire shares from the trust money. Any residual property in excess of the trust expense reserve will be donated to an organization in which the Covered Companies and the Directors, etc. of the Covered Companies do not have any interest.

3. Content of the Plan

(1)	Outline of the Plan

The Plan is an incentive plan under which shares of MUFG and money equivalent to the liquidation value of shares of MUFG (“MUFG Shares, etc.”), together with dividends arising from the shares of MUFG, are delivered and/or provided (“Delivery, etc.”) as executive compensation to replace stock options that have been allotted. The Plan will carry out the Delivery, etc. of MUFG Shares, etc. to Directors, etc. upon their resignation.

(2)	Trust period of the Trust and upper limit of the amount of compensation

Each Covered Company will contribute money in the amount equivalent to the upper limit set forth below as compensation for Directors, etc., to establish the Trust with a trust period of three years, the beneficiaries of which are Directors, etc. satisfying certain beneficiary requirements. If any eligible person under the Plan remains incumbent as a Director, etc. at the expiration of the initial trust period, the trust period will be extended for three years and will be extended in the same manner thereafter up to 30 years. The amount of trust money to be contributed to the Trust is calculated in consideration of the number of outstanding stock options held by Directors, etc. and stock price and after adding trust fees and expenses.

The total number of shares of MUFG (including the shares of MUFG for which money equivalent to the liquidation value thereof will be provided) to be delivered to Directors, etc. by the Trust during the trust period shall not exceed the total of the number obtained by multiplying the number of outstanding stock options held by Directors, etc. by the number of shares to be issued or transferred upon exercise of the stock options for each Covered Company and shall be broken down as follows:

①	MUFG

The upper limit of the amount of trust money to be contributed to Trust: 0.5 billion yen (*1)

Upper limit of the total number of MUFG shares to be delivered to Directors, etc.: 730,700

②	Core Business Companies (in total for the four companies)

Total of the upper limits of the amount of trust money to be contributed to Trust: 7.6 billion yen (*1)

Total of the upper limits of the total number of MUFG shares to be delivered to Directors, etc.: 12,273,600

(3)	Eligibility under the Plan (beneficiary requirements)

Subject to the satisfaction of the following beneficiary requirements, the Directors, etc. of the Covered Companies (“Eligible Directors, etc.”) will be entitled to the Delivery, etc. of MUFG Shares, etc. by the Trust in the number corresponding to the number of points (as defined in (4) below). (*2)

①	A person who received the allotment of any of the following share acquisition rights issued by MUFG and holds outstanding share acquisition rights as of the day immediately preceding the plan start date:

•	First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: December 6, 2007)

•	Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 15, 2008)

•	Third Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 14, 2009)

•	Fourth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 16, 2010)

•	Fifth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 20, 2011)

•	Sixth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 18, 2012)

•	Seventh Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 17, 2013)

•	Eighth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 15, 2014)

•	Ninth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(Allotment date: July 14, 2015)

②	A person who is in office as Director, etc. of a Covered Company as of the plan start date;

③	A person who has resigned from the office of Director, etc. of a Covered Company (*3)(*4)(*5)

④	A person who has not committed any of the specified misconduct; and

⑤	A person who satisfies other requirements deemed necessary to achieve the aim of the Plan as a stock compensation plan.

(4)	MUFG Shares, etc. delivered to Eligible Directors, etc.

The number of MUFG Shares, etc. to be delivered and provided by the Trust to Eligible Directors, etc. will be determined by points to be awarded based on the number of outstanding stock options held by them. Following the commencement of the Plan, certain points will be awarded to Eligible Directors, etc. who have waivered their stock options in accordance with the Share Delivery Rules and the Eligible Directors, etc. will, upon resignation, be entitled to the Delivery, etc. of MUFG Shares, etc. based on the value of their points. One point corresponds to one share of MUFG (*6).

(5)	Method and timing of the Delivery, etc. of MUFG Shares, etc.

Eligible Directors, etc. who have satisfied the beneficiary requirements are entitled to the delivery of a certain percentage of shares of MUFG in a number corresponding to the number of points at their resignation as Directors, etc. of the Covered Companies and the provision of money equivalent to the liquidation value of the remaining shares of MUFG after they are liquidated within the Trust. (*3)(*4)(*5)

(6)	Method of acquiring shares of MUFG by the Trust

The Trust will acquire shares of MUFG in the stock market within the upper limit of the amount of funds to acquire shares of each Covered Company set forth in (2) above and the upper limit of the total number of MUFG shares to be delivered and provided to Directors, etc.

In cases where the number of shares within the Trust may fall short of the number of shares corresponding to the points awarded to Eligible Directors, etc. during the trust period or where money within the trust property may be insufficient for the payment of trust fees and costs, additional money may be entrusted to the Trust within the upper limit of trust money prescribed in (2) above.

(7)	Exercise of voting rights pertaining to shares of MUFG in the Trust

Voting rights of shares of MUFG in the Trust (those that remain in the Trust before they are delivered to the Directors, etc. of the Covered Companies in accordance with (5) above) will not be exercised during the trust period to ensure neutrality to company management.

(8)	Treatment at the expiration of the trust period

If there are any residual shares at the termination of the Trust due to the expiration of the trust period, MUFG plans to acquire the residual shares without consideration through a gratis transfer from the Trust and cancel them by a resolution of the Board of Directors as a return of earnings to shareholders.

(*1)	The total amount of the funds for the acquisition of shares by the Trust during the trust period and trust fees and expenses.

(*2)	Any Directors, etc. who are working under an overseas assignment as of the plan start date will become Eligible Directors, etc. if they become domestic residents and have waivered their stock options after the commencement of the Plan. Any Directors, etc. who are not working under an overseas assignment and who have not waivered stock options as of the plan start date will not become Eligible Directors, etc. and will continue to hold stock options.

(*3)	In cases where an Eligible Director, etc. is to leave Japan due to overseas assignment in or after December 2016, he or she will receive from the Trust, promptly after the decision on the overseas assignment, the provision of money equivalent to the liquidation value of the shares of MUFG in the number corresponding to the number of the points that have been awarded.

(*4)	In cases where an Eligible Director, etc. has resigned from office due to his or her death or has passed away after his or her resignation in or after December 2016, his or her heir will receive from the Trust, promptly after his or her death, the provision of money equivalent to the liquidation value of the shares of MUFG in the number corresponding to the number of the points that have been awarded.

(*5)	In cases where any of the Eligible Directors, etc. continues to be incumbent as a Director, etc. at the expiration of the trust period after the final extension prescribed in (2) above, the Trust is terminated on the expiration date and MUFG shares will be delivered and provided to such a Director, etc. while he or she is incumbent.

(*6)	If the number of the shares of MUFG belonging to the Trust has increased or decreased due to a stock split, gratis allotment of shares, reverse stock split, etc., the number of shares of MUFG to be delivered and/or provided for one point will be adjusted.

(Reference)

[Outline of the trust agreement]

1 Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)

2 Trust purpose	Providing incentives to Directors, etc. of the Covered Companies

3 Settlor	MUFG

4 Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

5 Beneficiaries	Directors, etc. of the Covered Companies satisfying the beneficiary requirements

6 Trust caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)

7 Trust agreement date	November 15, 2016 (planned)

8 Trust period	From November 15, 2016 (planned) to November 30, 2019 (planned) (May be extended up to 30 years)

9 Plan start date	December 1, 2016 (planned)

10 Exercise of voting rights	No exercise

11 Type of acquired shares	Ordinary shares of MUFG

12 Amount of trust money	Up to 8.1 billion yen (including trust fees and expenses)

13 Timing of acquisition of shares	From November 16, 2016 (planned) to November 30, 2016 (planned)

14 Method of acquisition of shares	Acquisition in the stock market

15 Holder of a vested right	MUFG

16 Residual property	Residual property that can be received by MUFG, which is the holder of a vested right, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.

[Trust/share-related administration]

1 Trust-related administration:	Mitsubishi UFJ Trust and Banking Corporation, which will be the trustee of the Trust, will perform trust-related administrative tasks.

2 Share-related administration:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will perform administrative tasks necessary for the delivery of shares of MUFG to the beneficiaries based on an administration service agreement.

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Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651